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August 25, 2017

VIA EDGAR AND ELECTRONIC MAIL

Pamela Long, Esq.
Assistant Director, Office of Manufacturing and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549

Re:	Handy & Harman Ltd.
Schedule 13E-3 and Schedule TO-T
Filed July 19, 2017 by Steel Partners Holdings L.P. et. al
File No. 005-41274

Steel Partners Holdings L.P. (“SPLP”)
Registration Statement on Form S-4
Filed July 19, 2017
File No. 333-219355

Dear Ms. Long:

We acknowledge receipt of the letter of comment dated August 15, 2017 from the Staff (the “Comment Letter”) with regard to the above-referenced matters. We have reviewed the Comment Letter with SPLP and provide the following responses on its behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed copy of Amendment No. 1 to Form S-4 filed on the date hereof by SPLP (the “Form S-4”). Capitalized terms used herein and not separately defined have the meanings given to them in the Form S-4. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Schedule 13E-3

1.	Please explain why Douglas Woodworth does not qualify as a Filing Person. In this regard, we note that Mr. Woodworth is expected to receive SPLP preferred units in exchange for the cancellation of his HNH restricted shares, serves as the Chief Financial Officer of both Handy & Harman Ltd. and Steel Partners Holdings, L.P., and is an affiliate of Steel Holdings GP.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 25, 2017

SPLP acknowledges the Staff’s comment. Although Douglas Woodworth serves as the Chief Financial Officer of HNH and Steel Holdings GP, SPLP has concluded that Mr. Woodworth is not “engaged” in the proposed transaction within the meaning of Rule 13e-3, and therefore Mr. Woodworth should not be a filing person for purposes of the Schedule 13E-3. The Staff has set forth a two-prong test to determine filing person status under Rule 13e-3: (a) whether an entity or a person is an “affiliate” of the issuer within the scope of Rule 13e-3; and (b) whether such affiliates should be deemed to be engaged, directly or indirectly, in the going-private transaction. See Current Issues and Rulemaking Projects Outline (Nov. 14, 2000), Section II.D.3. Below is our analysis with respect to Mr. Woodworth. SPLP respectfully submits that Mr. Woodworth is not an affiliate engaged, directly or indirectly, in the Rule 13e-3 transaction.

As noted in Question 201.01 and Question 201.05, collectively, of the U.S. Securities and Exchange Commission’s (the “Commission”) Compliance and Disclosure Interpretations on Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, the Commission will generally look to the following factors in determining whether senior management of an issuer is “engaged in” a Rule 13e-3 transaction on behalf of the acquiring entity (collectively, the “Factors”): (a) the equity participation of management in the acquiror; (b) the representation of management on the board of directors of the acquiror; (c) alterations in management’s employment arrangements favorable to management; and (d) increases in the compensation to be received by management. While conceding that Mr. Woodworth is an affiliate of SPLP, HNH and Steel Holdings GP for the Rule 13e-3 analysis, for the reasons outlined below, the Company respectfully submits that Mr. Woodworth is not “engaged in” the Rule 13e-3 transaction based on his role and activity in the transaction.

Mr. Woodworth did not participate in the negotiation of the transaction with HNH and attended virtually no meetings with HNH regarding the transaction. Although Mr. Woodworth attended one meeting on March 7, 2017 with the special committee, the only items discussed were appointing a chairman of the special committee and considering steps that the special committee would take to engage an independent legal counsel and financial advisor. Furthermore, Mr. Woodworth played no role in the strategic decision to engage in the transaction. In the foregoing respects, Mr. Woodworth’s extremely limited role is contrasted with the far more significant roles played by Messrs. Lichtenstein and Howard, who are included as Filing Persons. In addition, Mr. Woodworth was not involved in any transaction discussions to the extent of future employment and/or equity arrangements. No such compensation arrangements were negotiated or discussed.

With respect to the Factors:

Minimal Equity in SPLP and No Equity in Surviving Corporation. Mr. Woodworth owns a mere 0.04% (including restricted shares) of the outstanding shares of HNH and will not receive any equity in the surviving corporation. Under the terms of the merger agreement, all HNH restricted shares will be exchanged for SPLP preferred units and cancelled. With respect to his HNH shares (including restricted shares), Mr. Woodworth will thus receive the same consideration as HNH’s unaffiliated stockholders in the transaction. Additionally, Mr. Woodworth owns no SPLP common units, as opposed to Messrs. Lichtenstein and Howard, who own 35.8% and 14.5% of SPLP’s common units, respectively.

August 25, 2017

No Seat on Board of Directors. Unlike Messrs. Lichtenstein and Howard, Mr. Woodworth does not serve as a member of the board of directors of SPLP or HNH and is not in a position to exercise control over SPLP or its affiliates to any significant degree by virtue of his unit ownership (as referenced above) or otherwise.

No Employment Agreements or Arrangements with SPLP. Although it is possible that Mr. Woodworth may enter into new arrangements with SPLP or its affiliates regarding employment (and severance arrangements) at some time in the future, no discussions or negotiations for ongoing employment agreements or arrangements have taken place between or among Mr. Woodworth and SPLP or its representatives in connection with the transaction, and no agreements, arrangements or understandings have thus been reached.

No Increases in Consideration. Other than the right to receive the consideration as set forth in the merger agreement, Mr. Woodworth will not receive any additional consideration or remuneration in connection with the transaction.

For the foregoing reasons, SPLP respectfully submits that Mr. Woodworth should not be deemed “engaged in” a Rule 13e-3 transaction.

2.	We note that the disclosure on page 96 of the prospectus/offer to exchange is incorporated by reference to Item 15 of the Schedule 13E-3. However, it does not appear to provide the information required by Item 1011(b) of Regulation M-A. Please advise or revise.

SPLP acknowledges the Staff’s comment. SPLP does not believe that any disclosure of the type described in Item 15 of Schedule 13E-3 and Item 1011(b) is required in connection with the subject transaction. We note that (i) none of HNH’s named executive officers is currently an employee of HNH, rather they are employed by affiliates, (ii) none of HNH’s named executive officers receives any salary from HNH, (iii) no compensation is being provided to any of HNH’s named executive officers in connection with the proposed transaction, and (iv) any restricted shares held by HNH’s named executive officers will be cancelled and converted into SPLP preferred units based on the same exchange ratio as for HNH’s unaffiliated stockholders, as disclosed in the Form S-4. Although each of Messrs. Fejes and Woodworth is party to an employment agreement with an affiliate of HNH that provides for certain severance payments and benefits upon termination of employment, we note that such payments and benefits are not the obligation of HNH and will not become payable as a result of the proposed transaction.

Schedule TO

3.	Based on the disclosure in Item 10 of the Schedule TO, it appears that SPLP is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) - including 1010(c)(5) - must be disclosed in the document furnished to security holders, in this case the prospectus/offer to exchange. See Instruction 1 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” available on the Commission’s website at http://www.sec.gov. Please revise to include the information required by Item 1010(c)(5) of Regulation M-A. We note that similar information is provided with respect to HNH on page 27 of the prospectus/offer to exchange.

August 25, 2017

SPLP directs the Staff to the last line of the table included on page 26 of the Form S-4. SPLP has provided the information required by Item 1010(c)(5) of Regulation M-A in the line item entitled “SPLP Partners’ capital per common unit as of June 30, 2017,” which is the equivalent to book value per share for SPLP, a limited partnership.

Registration Statement on Form S-4

Prospectus Cover Page

4.	It appears that you are using the legend described in telephone interpretation I.E.2 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations.” Please revise the legend to conform to the requirements of Item 501(b)(10) of Regulation S-K. Refer to Item 1 of Form S-4.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See the cover page of the prospectus/offer to exchange.

5.	Please revise the cover page to provide a list of the most significant risks applicable to your transaction (e.g., out of pocket tax liabilities for holders of SPLP preferred units, conflicts of interest with your General Partner, reduction of fiduciary duties of Steel Partners, GP, etc.). Please refer to Section II.A.3.a of Securities Act Release No. 33-6900.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See the cover page of the prospectus/offer to exchange.

Questions and Answers About the Offer, page 1

Who is offering to buy my HNH shares?, page 1

6.	In your discussion of members of the “Purchaser Group,” you identify Jack L. Howard as Vice Chairman and Principal Executive Officer of HNH, but not as a director of HNH. Please clarify, if true, that he is also a director of HNH, consistent with disclosure in your 2017 proxy statement and 8-K filed on May 25, 2017.

SPLP has revised the disclosure in the prospectus/offer to exchange to clarify that Jack L. Howard is also a director of HNH. See pages 1, 12, 41, 44, 99, and 101 of the Form S-4.

August 25, 2017

What are the conditions to the offer?

7.	Please revise to disclose, if true, that the SPLP Preferred Units listing condition has been satisfied.

SPLP acknowledges the Staff’s comment. The SPLP preferred units listing condition has not yet been satisfied. As disclosed in the prospectus/offer to exchange, SPLP must file a supplemental listing application to list on the NYSE the SPLP preferred units that SPLP will issue in the offer and the merger. See page 104 of the Form S-4.

Forward-Looking Statements, page 38

8.	We note the statement on page 38 that neither SPLP nor HNH undertakes any obligation to publicly update or revise any forward-looking statements in light of new information, future events or otherwise. We remind the filing persons of their obligations pursuant to Exchange Act Rule 13e-3(d)(2) and (e)(2). Please revise accordingly, such as by qualifying such statement with the phrase “except as required by law.”

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 38 of the Form S-4.

The Companies, page 40

9.	Please revise your disclosure regarding SPHG and SPHG Holdings to state the principal business of each entity. Refer to Item 1003(b) of Regulation M-A.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See pages 40 and 41 of the Form S-4.

Special Factors, page 43

Background of the Offer; Past Contacts or Negotiations with the Company, page 43

10.	Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A and all written materials, if any, should be filed as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. This requirement applies to both preliminary and final reports. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. Refer to In the Matter of Meyers Parking System, Inc., Release No. 34-26069 (September 12, 1988), and the Charles L. Ephraim no-action letter dated September 30, 1987. Please advise whether written materials requiring filing as exhibits were provided in connection with the meetings and telephone calls described in the following disclosure:
•	the May 9, 2017 telephonic meeting between the special committee and representatives of Duff & Phelps and Graubard Miller where Duff & Phelps’ preliminary financial perspectives regarding the Company and the proposed transaction were reviewed (page 46 of the prospectus/offer to exchange);

August 25, 2017

•	the May 12, 2017 telephone call (and follow-up telephone calls on May 16, 2017 and May 18, 2017) among representatives of SPLP, CFS, Duff & Phelps and Willis Towers Watson regarding the unfunded pension liabilities under HNH’s defined benefit pension plan (page 46 of the prospectus/offer to exchange);
•	the May 24, 2017 telephonic meeting between the special committee and representatives of Duff & Phelps and Graubard Miller where updates to Duff & Phelps’ preliminary financial perspectives regarding the Company and the proposed transaction were reviewed (page 47 of the prospectus/offer to exchange);
•	the May 30 and June 2, 2017 discussions held between representatives of SPLP, CFS, Duff & Phelps and Willis Towers Watson regarding the unfunded pension liabilities under HNH’s defined benefit pension plan (page 47 of the prospectus/offer to exchange);
•	the June 9, 12 and 17, 2017 telephonic meetings between the special committee and representatives of Duff & Phelps and Graubard Miller (pages 48 and 49 of the prospectus/offer to exchange) where updates to Duff & Phelps’ preliminary financial perspectives regarding the Company and the proposed transaction and/or SPLP’s revised offers were reviewed.

SPLP respectfully submits that all materials requiring filing as exhibits in connection with the meetings and telephone calls referenced in this comment have been filed.

As to the telephonic meetings on May 9, May 24 and June 9, SPLP respectfully refers the Staff to the final discussion materials prepared by Duff & Phelps and presented to the special committee on June 23, 2017.  Such final discussion materials were filed as exhibit (c)(2) to the Schedule 13E-3 and described in the prospectus/offer to exchange.  Earlier drafts of the June 23 discussion materials were prepared by Duff & Phelps in connection with the May 9, 2017 telephonic meeting between the special committee and representatives of Duff & Phelps and Graubard Miller, the May 24, 2017 telephonic meeting between the special committee and representatives of Duff & Phelps and Graubard Miller, and the June 9, 2017 telephonic meeting between the special committee and representatives of the Duff & Phelps and Graubard Miller.  SPLP believes that such earlier, preliminary discussion materials do not rise to the level of a report, opinion or appraisal as required under Item 1015 or Regulation M-A since such information was preliminary in form, subject to change, and was superseded by the final discussion materials presented by Duff & Phelps to the special committee on June 23, 2017, when it rendered its oral fairness opinion. Such earlier, preliminary discussion materials included the same valuation methodologies and underlying transactions and companies used in preparing the final June 23, 2017 presentation, and were substantially identical in form to the final presentation. Accordingly, SPLP believes the preliminary materials are duplicative (as they present the same analyses) and would be misleading and confusing to stockholders if filed.

August 25, 2017

In connection with the June 12 and June 17, 2017 telephonic meetings between the special committee and representatives of Duff & Phelps and Graubard Miller, excerpts of the analysis provided by Duff & Phelps to the special committee in its June 9, 2017 draft discussion materials were reviewed.  However, SPLP believes that such excerpts do not rise to the level of a report, opinion or appraisal and, in any event, should not be filed for the reasons stated in the immediately preceding paragraph.

The meetings held on May 12, May 30 and June 2, 2017 among representatives of SPLP, CFS, Duff & Phelps and Willis Towers Watson regarding the unfunded pension liabilities under HNH’s defined benefit pension plan were held to discuss HNH management’s assumptions and Willis Towers Watson’s valuation methodology utilized to estimate the liability balance for HNH’s defined benefit plans. Willis Towers Watson routinely provides HNH with valuations of its pension obligations for financial reporting purposes, including estimates of required minimum pension contributions and future plan expenses, as well as potential settlement options for its pension liabilities, which were addressed during these meetings. Significant assumptions utilized in the valuation of HNH’s pension obligations for financial reporting purposes are disclosed in HNH’s Form 10-K for the fiscal year ended December 31, 2016. Accordingly, SPLP does not believe that any such information that may have been provided by Willis Towers Watson would be materially related to the Schedule 13E-3 transaction.

In view of the Staff's comment, however, SPLP has revised the disclosure in the prospectus/offer to exchange to clarify that the financial analyses discussed by Duff & Phelps at the above-referenced meetings were substantially similar in nature to the analyses performed by Duff & Phelps and included in its final June 23, 2017 presentation to the special committee, as well as to further describe the matters discussed with Willis Towers Watson regarding HNH’s defined benefit pension plan. See pages 46 through 49 of the Form S-4.

11.	We note your disclosure that the SPLP GP Board and senior management of SPLP regularly discuss the business and strategic direction of HNH, including possible ways to reduce expenses and simplify the organization structure. Please revise your disclosure to elaborate on the substance of the discussion(s) that led to the SPLP GP Board’s and senior management’s decision to send a letter to HNH on March 3, 2017. See Item 1013(c) of Regulation M-A.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 44 of the Form S-4.

12.	Please revise to include a discussion of HNH’s evaluation and response to SPLP’s letter dated March 3, 2017.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 45 of the Form S-4. In addition, SPLP notes that the disclosure included in the prospectus/offer to exchange sets forth the actions taken by HNH in response to SPLP’s letter dated March 3, 2017, including the formation of the special committee on March 6, 2017, the consideration of the steps the special committee would take to engage an independent legal counsel and an independent financial advisor (and the subsequent engagement of such advisors) to assist the special committee in its evaluation of SPLP’s proposal and potential alternatives thereto, and the initial meetings held between the special committee and such advisors.

August 25, 2017

13.	Please revise your disclosure to discuss the interactions and negotiations between the parties that led to the development of the material terms communicated in the March 2017 proposal.

SPLP acknowledges the Staff’s comment. There were no prior interactions or negotiations between the parties that led to the development of the material terms communicated in the March 2017 proposal other than as set forth in the prospectus/offer to exchange.

14.	Please revise to name the “certain representatives” of HNH that attended the meeting of the special committee on March 7, 2017.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 45 of the Form S-4.

15.	We note your reference to Corporate Fuel Securities’ participation in a discussion on April 4, 2017 and a meeting on April 6, 2017. We further note your disclosure on page 78 that discusses the role of Corporate Fuel Securities in the transaction. Please include such disclosure in this section.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 46 of the Form S-4.

16.	Please revise your disclosure regarding the May 3 and 4, 2017 due diligence calls to discuss the material issues addressed in such calls, including details regarding the resolution of any such material issues.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 46 of the Form S-4.

17.	Please revise your disclosure to elaborate on the “respective financial perspectives” that were discussed on May 15, 2017.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 47 of the Form S-4.

18.	Please revise to specify the information that was discussed on May 30, 2017, which information was not previously reviewed by Duff & Phelps.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 48 of the Form S-4.

August 25, 2017

19.	Disclosure on page 49 indicates that the audit committee of the SPLP GP Board received a presentation from representatives of CFS to assist in their evaluation of the proposed transaction. Please confirm this presentation is the report dated June 21, 2017 and filed as Exhibit (c)(2) to the Schedule TO filed by SPLP.

SPLP confirms that this presentation is the report dated June 21, 2017 and filed as Exhibit (c)(2) to the Schedule TO filed by SPLP.

The Purchaser Group’s Reasons for the Offer and the Merger, page 50

Strategic and Financial Considerations, page 50

20.	Please revise the second bullet point to elaborate on the tangible synergies.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 51 of the Form S-4.

Market Conditions, page 50

21.	Please discuss the specific market conditions that the Purchaser Group took into account.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See pages 51 and 52 of the Form S-4.

HNH’s Reasons for the Offer and the Merger; Recommendation of the Board, page 52

The Special Committee; Reasons for its Determinations, page 52

22.	Please revise to discuss the specific restrictions in the merger agreement on the conduct of the Company’s business prior to the completion of the offer and the merger discussed on page 58 that were considered to be countervailing factors related to entering into the merger agreement.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 59 of the Form S-4.

Reasons for the Board Determinations, page 59

23.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). We note that the Board adopted the analysis and recommendation of the special committee and the other factors considered by the special committee. However, the analysis, recommendation and other factors considered by the special committee do not appear to address the factor described in clause (vi) of Instruction 2 to Item 1014. If the special committee or the Board did not consider this factor, state that and explain why it was not deemed material or relevant.

August 25, 2017

SPLP has revised the disclosure in the prospectus/offer to exchange to state that the factor described in clause (vi) of Instruction 2 to Item 1014 was not considered relevant by the special committee because no purchases of the Company’s common stock were made by SPLP during the past two years. See page 60 of the Form S-4.

Position of the Purchaser Group Regarding Fairness of the Offer and the Merger, page 60

24.	We note your disclosure that no member of the Purchaser Group participated in the deliberation process of the special committee or the Company board, or in the conclusions of the special committee or the Company board as to the fairness of the offer and the merger to the Company’s unaffiliated stockholders. Please clarify here or in the “Background of the Offer” section what role Messrs. Lichtenstein and Howard assumed with respect to their HNH board positions in connection with the negotiation and approval of offer and merger and the HNH board’s fairness determination. In this regard, we note that you disclose that the HNH board acted unanimously.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 62 of the Form S-4.

Opinion of Duff & Phelps, LLC, page 65

25.	We note that in connection with preparing its Opinion, Duff & Phelps reviewed “[o]ther internal documents relating to the history, current operations, and probable future outlook of HNH, including financial projections provided to Duff & Phelps by management of HNH.” While we note that the projections have been disclosed on page 91 of the prospectus/offer to exchange, with a view towards disclosure, please advise us what other internal documents were provided to Duff & Phelps.

Other internal documents that were provided to Duff & Phelps consisted primarily of HNH’s historical operating results, budget and strategic plan files, as well as documentation relating to non-operating asset valuations, defined benefit plans actuarial reports, tax basis schedules and tax carryforward detail and environmental and legal contingency reserves summaries prepared in connection with the preparation of HNH’s consolidated financial statements.

26.	We note the disclosure on page 68 “in Duff & Phelps’ analysis and in connection with the preparation of the Opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters...” Please revise to disclose such assumptions.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 69 of the Form S-4.

August 25, 2017

Fees and Expenses, page 78

27.	We note the disclosure on page 78 that “[f]or these prior engagements, Duff & Phelps received customary fees, expense reimbursement, and indemnification, including a fee of $350,000 for its services in connection with the rendering of its fairness opinion to the special committee of Steel Excel.” Please provide a quantitative description of the other “customary fees” paid in the past two years or to be paid to Duff & Phelps or its affiliates by SPLP or its affiliates. Please revise the prospectus/offer to exchange to provide such disclosure. Refer to Item 1015(b)(4) of Regulation M-A.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 79 of the Form S-4.

Evaluation Report of the Financial Advisor to the Purchaser Group, page 78

28.	We note that in connection with performing the CFS Evaluation, CFS reviewed “certain financial forecasts, budgets, strategic plans, and other forward looking financial information prepared by HNH.” With a view towards disclosure, please advise us what internal documents were provided to CFS other than the projections disclosed on page 91 of the prospectus/offer to exchange.

Other internal documents that were provided to CFS consisted primarily of HNH’s historical operating results, budget and strategic plan files, as well as documentation relating to non-operating asset valuations, defined benefit plans actuarial reports, tax basis schedules and tax carryforward detail and environmental and legal contingency reserves summaries prepared in connection with the preparation of HNH’s consolidated financial statements.

29.	We note the reference to “numerous assumptions” on page 81. Similar to our comment 26 above, please revise to disclose such assumptions.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 82 of the Form S-4.

30.	Please list the CFS evaluation report among the exhibits to the registration statement and incorporate it by reference to the report that is attached to the Schedule TO.

SPLP has listed the CFS evaluation report among the exhibits to the registration statement and incorporated it by reference to the report that was attached to the Schedule TO. See page II-7 of the Form S-4.

Fees and Expenses, page 89

31.	We note the disclosure on page 78 that “[f]or these prior engagements, CFS received customary fees, expense reimbursement, and indemnification, including a fee of $200,000 for its services in connection with the acquisition of SPLP of the minority interest in Steel Excel not already owned by SPLP...” Please provide a quantitative description of the other “customary fees” paid in the past two years or to be paid to CFS or its affiliates by SPLP or its affiliates. Please revise the prospectus/offer to exchange to provide such disclosure. Refer to Item 1015(b)(4) of Regulation M-A.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 90 of the Form S-4.

August 25, 2017

Certain Unaudited Projected Financial Information of HNH, page 89

32.	We note the disclosure on page 90 that “[a]lthough the projections are presented with numerical specificity, the projections necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management.” Please disclose these variables and assumptions.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 91 of the Form S-4.

Announcements of Results of the Offer, page 110

33.	We note the disclosure on page 110 that “SPLP and Merger Sub will announce the final results of the offer..., as promptly as practicable following the expiration date.” Please revise the reference to “promptly as practicable” here and elsewhere throughout the prospectus/offer to exchange to conform to the requirements of Exchange Act Rules 14d- 3(b) and 14d-4(d).

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See pages 5 and 111 of the Form S-4.

Conditions to the Offer, page 128

34.	The second bullet point on page 129 lists as a condition to the offer that “[t]he shares of HNH common stock held by stockholders having properly exercised appraisal rights under Delaware law do not exceed ten percent (10%) of the shares of HNH common stock outstanding immediately prior to the expiration of the offer.” We remind the filing persons that all offer conditions, other than those conditions relating to the receipt of government regulatory approvals necessary to complete the Offer, must be satisfied or waived at or prior to expiration of the Offer. Given the disclosure on page 93 regarding the exercise and timing of exercise of appraisal rights, including the first bullet point on page 93, please advise whether the filing persons will be in a position to determine if such condition is satisfied or triggered at or prior to expiration of the tender offer.

SPLP will be in a position to determine whether the condition to the offer regarding appraisal rights is satisfied or triggered at or prior to the final expiration of the tender offer based on, among other things, the HNH shares tendered in the offer. If for some reason SPLP is unable to determine whether this condition has been satisfied or triggered at or prior to the initial expiration of the tender offer, the merger agreement permits SPLP to extend the offer for five business days to enable it to make such determination. In any event, this condition may also be waived by SPLP.

August 25, 2017

35.	The fifth bullet point on page 129 references “specified materiality standards.” Please revise to clarify such standards or refer the reader to the specific sections of the merger agreement that describes such standards.

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 131 of the Form S-4.

Federal Income Tax Treatment of the Offer and Merger for U.S. Holders, page 153

36.	We note Pepper Hamilton is providing a “should” opinion. Please revise your disclosure to discuss in more detail why Pepper Hamilton cannot provide a “will” opinion and the degree of uncertainty in the opinion. Please revise your Risk Factors section to include a risk factor addressing the risks associated with the tax treatment of the offer and the merger. Refer to Section III.C.4 of Staff Legal Bulletin No. 19.

SPLP acknowledges the Staff’s comment. In terms of disclosure, Pepper Hamilton has advised, in its view, that the existing disclosure is sufficient. The third to the last paragraph on page 156 of the Form S-4 explains that “because of the issue described in the next paragraph, it is the opinion of Pepper Hamilton that the exchange . . . should not be a taxable exchange.” The next paragraph goes on to state that although Section 721(a) of the Internal Revenue Code (the “Code”) generally provides for tax-free treatment on such exchange, such treatment is subject to the application of Section 721(b) of the Code. The following paragraph on page 156 of the Form S-4 states that in applying the tests under Section 721(b) of the Code, there are certain unsettled points of law. This unsettled law is what gives rise to the uncertainty on the level of opinion and caused the opinion issued by Pepper Hamilton to be a “should” opinion, rather than a “will” opinion. Generally, in order to be able to issue a “will” opinion, Pepper Hamilton would look for specific laws that support the position, with no open questions.

The degree of uncertainly reflected by a “should” opinion is a product of tax conventions for comfort levels in opinions. Although there are no hard and fast rules, and people can differ on the meaning of the different conventions, the general view (and Pepper Hamilton’s view) is that a “should” opinion is stronger than an opinion that is “more likely than not” to be achieved. “More likely than not” opinions generally indicate a view that the result is more than 50% likely to be obtained, so that a “should” opinion expresses a level of comfort between 51% and 100%. In Pepper Hamilton’s view, a “should” opinion expresses a level of comfort in the 70-80% range. Ultimately, a “should” opinion is a conclusion that the practitioner has a high degree of confidence in the opinion, but cannot rise to a “will” level of certainty due to either uncertainty in the law or certain other uncertainties.

SPLP has revised the disclosure in the prospectus/offer to exchange to add a risk factor in response to the Staff’s comment. See page 31 of the Form S-4.

37.	We note your disclosure on page 154 that based on Pepper Hamilton’s opinion, HNH stockholders receiving SPLP preferred units should have a tax basis equal to that of the HNH common stock surrendered in exchange for the SPLP preferred units. Please clarify that Pepper Hamilton is providing this opinion. The current disclosure could be read to suggest that Pepper Hamilton is opining only that the exchange should not be treated as taxable, and that Steel Partners is opining as to the consequences that flow from this conclusion.

August 25, 2017

SPLP has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 157 of the Form S-4.

Annex C - Opinion of Duff & Phelps

38.	We note the language in the opinion, “This Opinion is furnished solely for the use and benefit of the Special Committee .. . “ Please have Duff & Phelps remove the word “solely” from its opinion. Refer to Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Duff & Phelps’ opinion has been revised to remove the word “solely” in the sentence that begins “This Opinion is furnished solely for the use and benefit of the Special Committee…” See page C-4 of the Form S-4.

Exhibit Index

39.	Please list the CFS evaluation report as an exhibit to the registration statement and incorporate it by reference to Schedule TO, or furnish it as a separate exhibit to the registration statement. Note that Item 21(c) of Form S-4 requires information provided pursuant to Item 4(b) of the Form to be furnished as an exhibit to the registration statement unless it is furnished as part of the prospectus. Please also file the consent of CFS to the summarization of the report in the prospectus, as required by Rule 436(a) of Regulation C.

SPLP has listed the CFS evaluation report as an exhibit to the registration statement and incorporated it by reference to the report that was attached to the Schedule TO. SPLP has also filed as an exhibit to the registration statement the consent of CFS to the summarization of such report in the prospectus/offer to exchange, as required by Rule 436(a) of Regulation C. See page II-7 of the Form S-4.

Exhibit 8.1 Opinion of Pepper Hamilton LLP

40.	We note you have filed a short-form tax opinion as Exhibit 8.1. Please have counsel revise the second sentence of the second paragraph on page 3 of Exhibit 8.1 to explicitly state that the prospectus discussion of tax consequences is counsel’s opinion. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Pepper Hamilton’s opinion has been revised in response to the Staff’s comment. See Exhibit 8.1 of the Form S-4.

*  * * * *

August 25, 2017

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Mr. Jack L. Howard Leonard J. McGill, Esq.